FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 3, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 June 2012

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Interest receivable	9,791	10,805	4,774	5,017	5,404
Interest payable	(3,821)	(4,277)	(1,803)	(2,018)	(2,177)

Net interest income	5,970	6,528	2,971	2,999	3,227

Fees and commissions receivable	2,937	3,342	1,450	1,487	1,700
Fees and commissions payable	(604)	(583)	(314)	(290)	(323)
Income from trading activities	869	1,982	657	212	1,147
Gain on redemption of own debt	577	255	-	577	255
Other operating income (excluding insurance net premium income)	(353)	1,533	394	(747)	1,142
Insurance net premium income	1,867	2,239	929	938	1,090

Non-interest income	5,293	8,768	3,116	2,177	5,011

Total income	11,263	15,296	6,087	5,176	8,238

Staff costs	(4,713)	(4,609)	(2,143)	(2,570)	(2,210)
Premises and equipment	(1,107)	(1,173)	(544)	(563)	(602)
Other administrative expenses	(2,172)	(2,673)	(1,156)	(1,016)	(1,752)
Depreciation and amortisation	(902)	(877)	(434)	(468)	(453)

Operating expenses	(8,894)	(9,332)	(4,277)	(4,617)	(5,017)

Profit before insurance net claims and impairment losses	2,369	5,964	1,810	559	3,221
Insurance net claims	(1,225)	(1,705)	(576)	(649)	(793)
Impairment losses	(2,649)	(5,053)	(1,335)	(1,314)	(3,106)

Operating loss before tax	(1,505)	(794)	(101)	(1,404)	(678)
Tax charge	(429)	(645)	(290)	(139)	(222)

Loss from continuing operations	(1,934)	(1,439)	(391)	(1,543)	(900)
Profit/(loss) from discontinued operations, net of tax	1	31	(4)	5	21

Loss for the period	(1,933)	(1,408)	(395)	(1,538)	(879)
Non-controlling interests	19	(17)	5	14	(18)
Preference share and other dividends	(76)	-	(76)	-	-

Loss attributable to ordinary and B shareholders	(1,990)	(1,425)	(466)	(1,524)	(897)

Basic and diluted loss per ordinary and B share from continuing operations (1)	(18.2p)	(13.2p)	(4.2p)	(14.0p)	(8.3p)

Basic and diluted loss per ordinary and B share from discontinued operations (1)	-	-	-	-	-

Note:
(1)	Prior periods have been adjusted for the sub-division and one-for-ten ordinary share consolidation of ordinary shares.

In the income statement above, one-off and other items as shown on page 18 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 11 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 30 June 2012

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Loss for the period	(1,933)	(1,408)	(395)	(1,538)	(879)

Other comprehensive income
Available-for-sale financial assets	591	1,369	66	525	1,406
Cash flow hedges	695	361	662	33	588
Currency translation	(496)	(301)	58	(554)	59

Other comprehensive income before tax	790	1,429	786	4	2,053
Tax charge	(256)	(492)	(237)	(19)	(524)

Other comprehensive income/(loss) after tax	534	937	549	(15)	1,529

Total comprehensive (loss)/income for the period	(1,399)	(471)	154	(1,553)	650

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(13)	(6)	(10)	(3)	3
Ordinary and B shareholders	(1,386)	(465)	164	(1,550)	647

	(1,399)	(471)	154	(1,553)	650

Key points
•	The movement in available-for-sale financial assets reflects net unrealised gains on high quality sovereign bonds.

•	Cash flow hedging gains largely result from reductions in swap rates with significant movements during the second quarter of 2012.

•
Currency translation losses during the half year largely result from the strengthening of Sterling against both the Euro, by 3.5%, and the US Dollar, by 1.4%. Movements in Q2 2012 reflect the weakening of Sterling against the US Dollar by 1.9%, partially offset by a 3.2% strengthening of Sterling against the Euro.

Condensed consolidated balance sheet
at 30 June 2012

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Assets
Cash and balances at central banks	78,647	82,363	79,269
Net loans and advances to banks	39,436	36,064	43,870
Reverse repurchase agreements and stock borrowing	37,705	34,626	39,440
Loans and advances to banks	77,141	70,690	83,310
Net loans and advances to customers	434,965	440,406	454,112
Reverse repurchase agreements and stock borrowing	60,196	56,503	61,494
Loans and advances to customers	495,161	496,909	515,606
Debt securities	187,626	195,931	209,080
Equity shares	13,091	17,603	15,183
Settlement balances	15,312	20,970	7,771
Derivatives	486,432	453,354	529,618
Intangible assets	14,888	14,771	14,858
Property, plant and equipment	11,337	11,442	11,868
Deferred tax	3,502	3,849	3,878
Prepayments, accrued income and other assets	10,983	10,079	10,976
Assets of disposal groups	21,069	25,060	25,450

Total assets	1,415,189	1,403,021	1,506,867

Liabilities
Bank deposits	67,619	65,735	69,113
Repurchase agreements and stock lending	39,125	41,415	39,691
Deposits by banks	106,744	107,150	108,804
Customer deposits	412,769	410,207	414,143
Repurchase agreements and stock lending	88,950	87,303	88,812
Customer accounts	501,719	497,510	502,955
Debt securities in issue	119,855	142,943	162,621
Settlement balances	15,126	17,597	7,477
Short positions	38,376	37,322	41,039
Derivatives	480,745	446,534	523,983
Accruals, deferred income and other liabilities	18,820	20,278	23,125
Retirement benefit liabilities	1,791	1,840	2,239
Deferred tax	1,815	1,788	1,945
Insurance liabilities	6,322	6,251	6,312
Subordinated liabilities	25,596	25,513	26,319
Liabilities of disposal groups	23,064	23,664	23,995

Total liabilities	1,339,973	1,328,390	1,430,814

Equity
Non-controlling interests	1,200	1,215	1,234
Owners' equity*
Called up share capital	6,528	15,397	15,318
Reserves	67,488	58,019	59,501

Total equity	75,216	74,631	76,053

Total liabilities and equity	1,415,189	1,403,021	1,506,867

* Owners' equity attributable to:
Ordinary and B shareholders	69,272	68,672	70,075
Other equity owners	4,744	4,744	4,744

	74,016	73,416	74,819

Commentary on condensed consolidated balance sheet

30 June 2012 compared with 31 December 2011

Key points
•
Total assets of £1,415.2 billion at 30 June 2012 were down £91.7 billion, 6%, compared with 31 December 2011.
This was principally driven by the Group's programme of deleveraging and reducing capital intensive assets, including Non-Core disposals and run-off, and the reduction in the mark-to-market value of derivatives.

•
Loans and advances to banks decreased by £6.2 billion, 7%, to £77.1 billion. Excluding reverse repurchase agreements and stock borrowing ('reverse repos'), down £1.8 billion, 4%, to £37.7 billion, bank placings declined £4.4 billion, 10%, to £39.4 billion.

•
Loans and advances to customers declined £20.4 billion, 4%, to £495.2 billion. Within this, reverse repurchase agreements were down £1.3 billion, 2%, to £60.2 billion. Customer lending decreased by £19.1 billion, 4%, to £435.0 billion, or £18.7 billion to £455.1 billion before impairments. This reflected planned reductions in Non-Core of £10.6 billion, along with declines in International Banking, £6.8 billion, Markets, £0.6 billion, UK Corporate, £0.5 billion and Ulster Bank, £0.2 billion, together with the effect of exchange rate and other movements, £3.6 billion. These were partially offset by growth in UK Retail, £2.2 billion, US Retail & Commercial, £1.3 billion and Wealth, £0.1 billion.

•	Debt securities were down £21.5 billion, 10%, to £187.6 billion, driven mainly by a reduction in Eurozone government and financial institution bonds within Markets and Group Treasury.

•	Settlement balance assets and liabilities increased £7.5 billion to £15.3 billion and £7.6 billion to £15.1 billion respectively as a result of increased customer activity from seasonal year-end lows.

•
Movements in the value of derivative assets, down £43.2 billion, 8%, to £486.4 billion, and liabilities, down £43.2 billion, 8%, to £480.7 billion, primarily reflect decreases in interest rate and credit derivative contracts, together with the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

•
The reduction in assets and liabilities of disposal groups, down £4.4 billion, 17%, to £21.1 billion, and £0.9 billion, 4%, to £23.1 billion respectively, primarily reflects the disposal of RBS Aviation Capital in the second quarter.

•
Deposits by banks decreased £2.1 billion, 2%, to £106.7 billion, with a reduction in repurchase agreements and stock lending ('repos'), down £0.6 billion, 1%, to £39.1 billion and a decrease in inter-bank deposits, down £1.5 billion, 2%, to £67.6 billion.

•
Customer accounts decreased £1.2 billion to £501.7 billion. Within this, repos were broadly flat at £88.9 billion. Excluding repos, customer deposits were down £1.4 billion at £412.8 billion, reflecting decreases in International Banking, £2.2 billion, Markets, £1.9 billion, Non-Core, £0.7 billion and Ulster Bank, £0.6 billion, together with exchange and other movements, £2.2 billion. This was partially offset by increases in UK Retail, £4.8 billion, UK Corporate, £1.1 billion and Wealth, £0.3 billion.

Commentary on condensed consolidated balance sheet (continued)

•
Debt securities in issue decreased £42.8 billion, 26%, to £119.9 billion reflecting the maturity of the remaining notes issued under the UK Government's Credit Guarantee Scheme, £21.3 billion, and the reduction of commercial paper and medium term notes in issue in line with the Group's strategy.

•
Subordinated liabilities decreased by £0.7 billion, 3%, to £25.6 billion, primarily reflecting the net decrease in dated loan capital as a result of the liability management exercise completed in March 2012, with redemptions of £3.4 billion offset by the issuance of £2.8 billion new loan capital, together with exchange rate movements and other adjustments of £0.1 billion.

•
Owners' equity decreased by £0.8 billion, 1%, to £74.0 billion, due to the £1.9 billion attributable loss for the period together with movements in foreign exchange reserves, £0.5 billion and other reserve movements of £0.1 billion. Partially offsetting these reductions were positive movements in available-for-sale reserves, £0.5 billion and cash flow hedging reserves, £0.5 billion and share capital and reserve movements in respect of employee benefits, £0.7 billion.

Average balance sheet

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.14	3.30	3.13	3.15
Cost of interest-bearing liabilities of banking business	(1.52)	(1.59)	(1.47)	(1.57)

Interest spread of banking business	1.62	1.71	1.66	1.58
Benefit from interest-free funds	0.30	0.29	0.29	0.31

Net interest margin of banking business	1.92	2.00	1.95	1.89

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	1.02	0.81	0.99	1.06
- Eurodollar	0.49	0.29	0.47	0.51
- Euro	0.79	1.20	0.61	0.97

Average balance sheet (continued)

	Half year ended			Half year ended
	30 June 2012			30 June 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	82,588	282	0.69	65,606	336	1.03
Loans and advances to customers	439,395	8,369	3.83	472,385	9,138	3.90
Debt securities	105,199	1,149	2.20	122,134	1,343	2.22

Interest-earning assets - banking business (1,2,3)	627,182	9,800	3.14	660,125	10,817	3.30

Trading business (4)	246,256			281,771
Non-interest earning assets	618,586			532,429

Total assets	1,492,024			1,474,325

Memo: Funded assets	984,037			1,078,045

Liabilities
Deposits by banks	42,965	334	1.56	65,895	504	1.54
Customer accounts	335,552	1,787	1.07	333,071	1,688	1.02
Debt securities in issue	109,934	1,290	2.36	173,647	1,743	2.02
Subordinated liabilities	22,297	336	3.03	23,300	318	2.75
Internal funding of trading business	(6,884)	66	(1.93)	(51,811)	30	(0.12)

Interest-bearing liabilities - banking business (1,2,3)	503,864	3,813	1.52	544,102	4,283	1.59

Trading business (4)	257,343			307,926
Non-interest-bearing liabilities
- demand deposits	74,088			64,256
- other liabilities	582,768			483,682
Owners' equity	73,961			74,359

Total liabilities and owners' equity	1,492,024			1,474,325

Notes:
(1)
Interest receivable has been increased by nil (H1 2011 - £5 million) and interest payable has been decreased by £10 million (H1 2011 - nil) to exclude RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest receivable has been increased by £9 million (H1 2011 - £5 million) and interest payable has been increased by £82 million (H1 2011 - £63 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3)	Interest receivable has been increased by nil (H1 2011 - £2 million) and interest payable has been decreased by £80 million (H1 2011 - £57 million) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 June 2012			31 March 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	78,151	134	0.69	87,025	148	0.68
Loans and advances to customers	435,372	4,117	3.80	443,418	4,252	3.86
Debt securities	99,472	524	2.12	110,926	625	2.27

Interest-earning assets - banking business (1)	612,995	4,775	3.13	641,369	5,025	3.15

Trading business (4)	241,431			251,081
Non-interest earning assets	603,888			633,284

Total assets	1,458,314			1,525,734

Memo: Funded assets	955,789			1,012,285

Liabilities
Deposits by banks	41,543	154	1.49	44,387	180	1.63
Customer accounts	337,189	870	1.04	333,915	917	1.10
Debt securities in issue	96,977	541	2.24	122,891	749	2.45
Subordinated liabilities	22,064	190	3.46	22,530	146	2.61
Internal funding of trading business	(7,336)	41	(2.25)	(6,432)	25	(1.56)

Interest-bearing liabilities - banking business (1,2,3)	490,437	1,796	1.47	517,291	2,017	1.57

Trading business (4)	252,639			262,047
Non-interest-bearing liabilities
- demand deposits	75,806			72,370
- other liabilities	565,310			600,226
Owners' equity	74,122			73,800

Total liabilities and owners' equity	1,458,314			1,525,734

Notes:
(1)
Interest receivable has been increased by £1 million (Q1 2012 - £8 million) and interest payable has been increased by £30 million (Q1 2012 - £52 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £2 million (Q1 2012 - £8 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest payable has been decreased by £35 million (Q1 2012 - £45 million) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2012

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,318	15,125	15,397	15,318	15,156
Ordinary shares issued	143	192	64	79	161
Share capital sub-division and consolidation	(8,933)	-	(8,933)	-	-

At end of period	6,528	15,317	6,528	15,397	15,317

Paid-in equity
At beginning and end of period	431	431	431	431	431

Share premium account
At beginning of period	24,001	23,922	24,027	24,001	23,922
Ordinary shares issued	197	1	171	26	1

At end of period	24,198	23,923	24,198	24,027	23,923

Merger reserve
At beginning of period	13,222	13,272	13,222	13,222	13,272
Transfer to retained earnings	-	(50)	-	-	(50)

At end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(957)	(2,037)	(439)	(957)	(2,063)
Net unrealised gains	1,152	943	428	724	781
Realised (gains)/losses	(582)	429	(370)	(212)	626
Tax	(63)	(361)	(69)	6	(370)

At end of period	(450)	(1,026)	(450)	(439)	(1,026)

Cash flow hedging reserve
At beginning of period	879	(140)	921	879	(314)
Amount recognised in equity	1,218	825	928	290	811
Amount transferred from equity to earnings	(523)	(464)	(266)	(257)	(223)
Tax	(175)	(108)	(184)	9	(161)

At end of period	1,399	113	1,399	921	113

Note:
(1)	Analysis provided on page 110.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2012 (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,775	5,138	4,227	4,775	4,754
Retranslation of net assets	(566)	(240)	82	(648)	189
Foreign currency gains/(losses) on hedges of net assets	88	(40)	(8)	96	(116)
Tax	20	(24)	16	4	7
Recycled to profit or loss on disposal of business (nil tax)	(3)	-	(3)	-	-

At end of period	4,314	4,834	4,314	4,227	4,834

Capital redemption reserve
At beginning of period	198	198	198	198	198
Share capital sub-division and consolidation	8,933	-	8,933	-	-

At end of period	9,131	198	9,131	198	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	18,929	21,239	17,405	18,929	20,713
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(1,911)	(1,429)	(387)	(1,524)	(899)
- discontinued operations	(3)	4	(3)	-	2
Transfer from merger reserve	-	50	-	-	50
Equity preference dividends paid	(76)	-	(76)	-	-
Actuarial losses recognised in retirement benefit schemes
- tax	(38)	-	-	(38)	-
Loss on disposal of own shares held	(196)	-	(196)	-	-
Shares released for employee benefits	(129)	(207)	(116)	(13)	(166)
Share-based payments
- gross	92	67	47	45	29
- tax	(11)	2	(17)	6	(3)

At end of period	16,657	19,726	16,657	17,405	19,726

Condensed consolidated statement of changes in equity
for the period ended 30 June 2012 (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(769)	(808)	(765)	(769)	(785)
Disposal/(purchase) of own shares	449	6	451	(2)	(6)
Shares released for employee benefits	114	16	108	6	5

At end of period	(206)	(786)	(206)	(765)	(786)

Owners' equity at end of period	74,016	74,744	74,016	73,416	74,744

Non-controlling interests
At beginning of period	1,234	1,719	1,215	1,234	1,710
Currency translation adjustments and other movements	(15)	(21)	(13)	(2)	(14)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(23)	(10)	(4)	(19)	(1)
- discontinued operations	4	27	(1)	5	19
Dividends paid	(6)	(39)	(6)	-	(39)
Movements in available-for-sale securities
- unrealised gains/(losses)	1	-	5	(4)	(1)
- realised losses/(gains)	20	(3)	3	17	-
- tax	-	1	-	-	-
Equity raised	1	-	1	-	-
Equity withdrawn and disposals	(16)	(176)	-	(16)	(176)

At end of period	1,200	1,498	1,200	1,215	1,498

Total equity at end of period	75,216	76,242	75,216	74,631	76,242

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(13)	(6)	(10)	(3)	3
Ordinary and B shareholders	(1,386)	(465)	164	(1,550)	647

	(1,399)	(471)	154	(1,553)	650

Condensed consolidated cash flow statement
for the period ended 30 June 2012

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Operating activities
Operating loss before tax	(1,505)	(794)
Operating profit before tax on discontinued operations	6	38
Adjustments for non-cash items	4,969	1,503

Net cash inflow from trading activities	3,470	747
Changes in operating assets and liabilities	(20,487)	7,595

Net cash flows from operating activities before tax	(17,017)	8,342
Income taxes paid	(90)	(90)

Net cash flows from operating activities	(17,107)	8,252

Net cash flows from investing activities	18,697	(4,362)

Net cash flows from financing activities	(40)	(1,212)

Effects of exchange rate changes on cash and cash equivalents	(3,108)	482

Net (decrease)/increase in cash and cash equivalents	(1,558)	3,160
Cash and cash equivalents at beginning of period	152,655	152,530

Cash and cash equivalents at end of period	151,097	155,690

Notes

1. Basis of preparation
The Group's condensed financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 'Interim Financial Reporting'. They should be read in conjunction with the Group's 2011 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the IASB and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the EU (together IFRS).

In line with the Group's policy of providing users of its financial reports with relevant and transparent disclosures, it has adopted the British Bankers' Association Code for Financial Reporting Disclosure published in September 2010. The code sets out five disclosure principles together with supporting guidance: the overarching principle being a commitment to provide high quality, meaningful and decision-useful disclosures. The Group's 2012 interim financial statements have been prepared in compliance with the code.

The Group's business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 6 to 128. Its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the risk and balance sheet management sections on pages 129 to 236. A summary of the risk factors which could materially affect the Group's future results are described on pages 239 and 240. The Group's regulatory capital resources are set on page 133 and 134. The Group's liquidity and funding management is described on pages 137 to 148. Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2012 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 314 to 323 of the 2011 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of Group's financial condition are those relating to loan impairment provisions; pensions; financial instrument fair values; general insurance claims and deferred tax. These critical accounting policies and judgments are described on pages 323 to 325 of the Group's 2011 Annual Report and Accounts.

Recent developments in IFRS
In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle which clarified:
•	the requirements for comparative information in IAS 1 Presentation of Financial Statements and IAS 34 Interim Financial Reporting;
•	the classification of servicing equipment in IAS 16 Property, Plant and Equipment;
•	the accounting for the tax effect of distributions to holders of equity instruments in IAS 32 Financial Instruments: Presentation; and
•	the requirement to disclose segmental net assets in IAS 34.

None of the amendments are effective before 1 January 2013. Earlier application is permitted. The Group is reviewing the amendments to determine their effect, if any, on the Group's financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Loans and advances to customers	8,369	9,128	4,117	4,252	4,535
Loans and advances to banks	282	336	134	148	164
Debt securities	1,140	1,341	523	617	705

Interest receivable	9,791	10,805	4,774	5,017	5,404

Customer accounts	1,784	1,684	870	914	853
Deposits by banks	347	508	156	191	249
Debt securities in issue	1,209	1,680	511	698	863
Subordinated liabilities	415	375	225	190	190
Internal funding of trading businesses	66	30	41	25	22

Interest payable	3,821	4,277	1,803	2,018	2,177

Net interest income	5,970	6,528	2,971	2,999	3,227

Fees and commissions receivable	2,937	3,342	1,450	1,487	1,700
Fees and commissions payable
- banking	(380)	(419)	(201)	(179)	(238)
- insurance related	(224)	(164)	(113)	(111)	(85)

Net fees and commissions	2,333	2,759	1,136	1,197	1,377

Foreign exchange	435	578	210	225	375
Interest rate	1,100	651	428	672	2
Credit	(893)	314	(94)	(799)	562
Other	227	439	113	114	208

Income from trading activities	869	1,982	657	212	1,147

Gain on redemption of own debt	577	255	-	577	255

Operating lease and other rental income	562	672	261	301	350
Own credit adjustments	(1,694)	(66)	(247)	(1,447)	228
Changes in the fair value of securities and other financial assets and liabilities	55	292	(26)	81	224
Changes in the fair value of investment properties	(56)	(52)	(88)	32	(27)
Profit on sale of securities	482	429	259	223	193
Profit on sale of property, plant and equipment	23	22	18	5	11
Profit/(loss) on sale of subsidiaries and associates	143	26	155	(12)	55
Life business losses	(6)	(5)	(4)	(2)	(3)
Dividend income	33	33	17	16	18
Share of profits less losses of associated entities	1	15	5	(4)	8
Other income	104	167	44	60	85

Other operating (loss)/income	(353)	1,533	394	(747)	1,142

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	3,426	6,529	2,187	1,239	3,921
Insurance net premium income	1,867	2,239	929	938	1,090

Total non-interest income	5,293	8,768	3,116	2,177	5,011

Total income	11,263	15,296	6,087	5,176	8,238

Staff costs	4,713	4,609	2,143	2,570	2,210
Premises and equipment	1,107	1,173	544	563	602
Other	2,172	2,673	1,156	1,016	1,752

Administrative expenses	7,992	8,455	3,843	4,149	4,564
Depreciation and amortisation	902	877	434	468	453

Operating expenses	8,894	9,332	4,277	4,617	5,017

Loan impairment losses	2,730	4,135	1,435	1,295	2,237
Securities impairment (recoveries)/losses
- sovereign debt impairment and related interest rate hedge adjustments	-	842	-	-	842
- other	(81)	76	(100)	19	27

Impairment losses	2,649	5,053	1,335	1,314	3,106

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group strengthened its provision for PPI by £125 million in Q1 2012 and a further £135 million in Q2 2012, bringing the cumulative charge taken to £1.3 billion, of which £0.7 billion in redress had been paid by 30 June 2012. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Half year ended 30 June 2012	Quarter ended		Year ended 31 December 2011
		30 June 2012	31 March 2012
	£m	£m	£m	£m

At beginning of period	745	689	745	-
Transfers from accruals and other liabilities	-	-	-	215
Charge to income statement	260	135	125	850
Utilisations	(417)	(236)	(181)	(320)

At end of period	588	588	689	745

Notes (continued)

4. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £2,730 million (H1 2011 - £4,135 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2012 from £19,883 million to £20,297 million and the movements thereon were:

	Half year ended
	30 June 2012			30 June 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	19,883	7,866	10,316	-	18,182
Intra-group transfers	-	-	-	177	(177)	-	-
Currency translation and other adjustments	1	(316)	(315)	89	240	-	329
Disposals	-	-	-	-	-	11	11
Amounts written-off	(991)	(934)	(1,925)	(1,018)	(912)	-	(1,930)
Recoveries of amounts previously written-off	127	53	180	80	206	-	286
Charge to income statement
- continuing	1,515	1,215	2,730	1,662	2,473	-	4,135
- discontinued	-	-	-	-	-	(11)	(11)
Unwind of discount (recognised in interest income)	(122)	(134)	(256)	(104)	(139)	-	(243)

At end of period	8,944	11,353	20,297	8,752	12,007	-	20,759

	Quarter ended
	30 June 2012			31 March 2012			30 June 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,797	11,414	20,211	8,414	11,469	19,883	8,416	10,842	-	19,258
Transfers to disposal groups	-	-	-	-	-	-	-	9	-	9
Currency translation and other adjustments	9	(236)	(227)	(8)	(80)	(88)	33	145	-	178
Disposals	-	-	-	-	-	-	-	-	11	11
Amounts written-off	(586)	(494)	(1,080)	(405)	(440)	(845)	(504)	(474)	-	(978)
Recoveries of amounts previously written-off	65	20	85	62	33	95	41	126	-	167
Charge to income statement
- continuing	719	716	1,435	796	499	1,295	810	1,427	-	2,237
- discontinued	-	-	-	-	-	-	-	-	(11)	(11)
Unwind of discount (recognised in interest income)	(60)	(67)	(127)	(62)	(67)	(129)	(44)	(68)	-	(112)

At end of period	8,944	11,353	20,297	8,797	11,414	20,211	8,752	12,007	-	20,759

Provisions at 30 June 2012 include £119 million in respect of loans and advances to banks (31 March 2012 - £135 million; 30 June 2011 - £132 million).

Notes (continued)

5. Pensions
Pension costs for the half year ended 30 June 2012 amounted to £267 million (half year ended 30 June 2011 - £245 million; quarter ended 30 June 2012 - £132 million; quarter ended 31 March 2012 - £135 million; quarter ended 30 June 2011 - £108 million). Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2011.

The most recent funding valuation of the main UK scheme, as at 31 March 2010, showed the value of liabilities exceeded the value of assets by £3.5 billion, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group has agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million in September 2011 and in March 2012, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £300 million for future accrual benefits.

6. Tax
The actual tax charge differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%).

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Loss before tax	(1,505)	(794)	(101)	(1,404)	(678)

Expected tax credit	369	210	25	344	179
Sovereign debt impairment where no deferred tax asset recognised	-	(183)	-	-	(183)
Derecognition of deferred tax asset in respect of losses in Australia	(182)	-	(21)	(161)	-
Other losses in period where no deferred tax asset recognised	(253)	(268)	(80)	(173)	(102)
Foreign profits taxed at other rates	(211)	(300)	(109)	(102)	(100)
UK tax rate change - deferred tax impact	(46)	(87)	(16)	(30)	-
Unrecognised timing differences	14	(10)	14	-	(15)
Items not allowed for tax
- losses on strategic disposals and write-downs	(4)	(10)	-	(4)	(7)
- UK bank levy	(37)	-	(19)	(18)	-
- employee share schemes	(29)	(8)	(14)	(15)	(4)
- other disallowable items	(80)	(102)	(29)	(51)	(66)
Non-taxable items
- gain on sale of RBS Aviation Capital	27	-	27	-	-
- gain on sale of Global Merchant Services	-	12	-	-	-
- other non-taxable items	26	21	2	24	9
Taxable foreign exchange movements	(2)	-	(3)	1	(2)
Losses brought forward and utilised	11	29	(4)	15	13
Adjustments in respect of prior periods	(32)	51	(63)	31	56

Actual tax charge	(429)	(645)	(290)	(139)	(222)

Notes (continued)

6. Tax (continued)
The high tax charge for the half year ended 30 June 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the derecognition of deferred tax assets in respect of losses in Australia, following the strategic changes to the Markets and International Banking businesses announced in January 2012.

The combined effect of tax losses in Ireland and the Netherlands in the half year ended 30 June 2012 for which no deferred tax asset has been recognised and the derecognition of the deferred tax asset in respect of losses in Australia account for £502 million (63%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 30 June 2012 of £3,502 million (31 March 2012 - £3,849 million; 31 December 2011 - £3,878 million) of which £3,029 million (31 March 2012 - £3,134 million; 31 December 2011 - £2,933 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2012 and concluded that it is recoverable based on future profit projections.

7. (Loss)/profit attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	4	(5)	4	-	4
RFS Holdings BV Consortium Members	(35)	24	(16)	(19)	14
Other	12	(2)	7	5	-

(Loss)/profit attributable to non-controlling interests	(19)	17	(5)	(14)	18

Notes (continued)

8. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments (the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011). On 30 April 2012 this period ended for RBS Group instruments.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. The Core Tier 1 capital impact of discretionary amounts that will be payable over the remainder of 2012 on RBSG instruments on which payments have previously been stopped is c.£340 million. In the context of recent macro-prudential policy discussions, the Board of RBS decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately 65% of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group's Employee Benefit Trust, which is now complete. The remaining 35% will be raised through the issue of new ordinary shares, which is expected to take place during the remainder of 2012.

In May 2012, the Directors declared the discretionary dividends on certain non-cumulative dollar preference shares which were payable on 30 June 2012, and announced that the discretionary distributions on certain RBSG innovative securities which were payable in June 2012 would also be paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

9. Share consolidation
Following approval at the Group's Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group's ordinary shares on a one-for-ten basis took effect on 6 June 2012. There was a corresponding change in the Group's share price to reflect this.

The Board believes that the consolidation will result in a more appropriate share price for a company of the Group's size in the UK market. It may also help reduce volatility, thereby enabling a more consistent valuation of the Group.

Notes (continued)

10. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Earnings
Loss from continuing operations attributable to ordinary and B shareholders (£m)	(1,987)	(1,429)	(463)	(1,524)	(899)

(Loss)/profit from discontinued operations attributable to ordinary and B shareholders (£m)	(3)	4	(3)	-	2

Ordinary shares in issue during the period (millions)	5,812	5,689	5,854	5,770	5,697
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	10,912	10,789	10,954	10,870	10,797

Basic loss per ordinary and B share from continuing operations	(18.2p)	(13.2p)	(4.2p)	(14.0p)	(8.3p)
Own credit adjustments	21.5p	1.6p	4.1p	17.4p	(2.3p)
Asset Protection Scheme	0.3p	4.3p	-	0.3p	1.1p
Payment Protection Insurance costs	1.8p	5.8p	0.9p	0.9p	5.8p
Sovereign debt impairment	-	7.8p	-	-	7.8p
Amortisation of purchased intangible assets	0.7p	0.7p	0.3p	0.3p	0.4p
Integration and restructuring costs	4.8p	2.5p	1.7p	3.2p	1.5p
Gain on redemption of own debt	(4.0p)	(2.3p)	-	(4.0p)	(2.3p)
Strategic disposals	(1.3p)	(0.3p)	(1.4p)	0.1p	(0.5p)
Bonus tax	-	0.2p	-	-	0.1p

Adjusted earnings per ordinary and B share from continuing operations	5.6p	7.1p	1.4p	4.2p	3.3p
Loss from Non-Core divisions attributable to ordinary shareholders	4.8p	6.9p	3.0p	1.8p	3.6p

Core adjusted earnings per ordinary and B share from continuing operations	10.4p	14.0p	4.4p	6.0p	6.9p
Core impairment losses	5.4p	6.2p	2.5p	2.9p	3.3p

Pre-impairment Core adjusted earnings per ordinary and B share	15.8p	20.2p	6.9p	8.9p	10.2p
Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 24.5% (2011 - 26.5%)	21.3p	26.8p	9.7p	11.6p	11.6p

Diluted loss per ordinary and B share from continuing operations	(18.2p)	(13.2p)	(4.2p)	(14.0p)	(8.3p)

Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

11. Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results have been presented based on the new organisational structure. The Group has also revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements have now been combined with movements in the fair value of own debt in a single measure, 'own credit adjustments' and presented as a reconciling item. Refer to 'presentation of information' on page 5 for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions. The divisional income statements on pages 21 to 67 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,989	508	2,497	(1,288)	-	(295)	914
UK Corporate	1,528	884	2,412	(1,051)	-	(357)	1,004
Wealth	357	236	593	(462)	-	(22)	109
International Banking (1)	485	618	1,103	(777)	-	(62)	264
Ulster Bank	325	95	420	(258)	-	(717)	(555)
US Retail & Commercial	988	583	1,571	(1,193)	-	(47)	331
Markets (2)	48	2,752	2,800	(1,704)	-	(21)	1,075
Direct Line Group (3)	152	1,748	1,900	(456)	(1,225)	-	219
Central items	(4)	7	3	(147)	-	(32)	(176)

Core	5,868	7,431	13,299	(7,336)	(1,225)	(1,553)	3,185
Non-Core (4)	112	158	270	(525)	-	(1,096)	(1,351)

Managed basis	5,980	7,589	13,569	(7,861)	(1,225)	(2,649)	1,834
Reconciling items
Own credit adjustments (5)	-	(2,974)	(2,974)	-	-	-	(2,974)
Asset Protection Scheme (6)	-	(45)	(45)	-	-	-	(45)
Payment Protection Insurance costs	-	-	-	(260)	-	-	(260)
Amortisation of purchased intangible assets	-	-	-	(99)	-	-	(99)
Integration and restructuring costs	-	-	-	(673)	-	-	(673)
Gain on redemption of own debt	-	577	577	-	-	-	577
Strategic disposals	-	152	152	-	-	-	152
RFS Holdings minority interest	(10)	(6)	(16)	(1)	-	-	(17)

Statutory basis	5,970	5,293	11,263	(8,894)	(1,225)	(2,649)	(1,505)

Notes:
(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £8 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £163 million investment income, of which £90 million is included in net interest income and £73 million in non-interest income. Reallocation of £62 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £89 million between net interest income and non-interest income in respect of funding costs of rental assets, £91 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(5)	Comprises £1,280 million loss included in 'Income from trading activities' and £1,694 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,184	637	2,821	(1,366)	-	(402)	1,053
UK Corporate	1,581	899	2,480	(1,064)	-	(327)	1,089
Wealth	325	229	554	(416)	-	(8)	130
International Banking (1)	583	729	1,312	(839)	-	(98)	375
Ulster Bank	363	102	465	(278)	-	(730)	(543)
US Retail & Commercial	922	554	1,476	(1,063)	-	(176)	237
Markets (2)	56	3,220	3,276	(1,934)	-	14	1,356
Direct Line Group (3)	177	1,939	2,116	(422)	(1,488)	-	206
Central items	(76)	70	(6)	27	1	2	24

Core	6,115	8,379	14,494	(7,355)	(1,487)	(1,725)	3,927
Non-Core (4)	420	981	1,401	(658)	(218)	(2,486)	(1,961)

Managed basis	6,535	9,360	15,895	(8,013)	(1,705)	(4,211)	1,966
Reconciling items
Own credit adjustments (5)	-	(236)	(236)	-	-	-	(236)
Asset Protection Scheme (6)	-	(637)	(637)	-	-	-	(637)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(733)	(733)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(109)	(109)
Amortisation of purchased intangible assets	-	-	-	(100)	-	-	(100)
Integration and restructuring costs	(2)	(3)	(5)	(348)	-	-	(353)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(22)	-	-	(22)
RFS Holdings minority interest	(5)	2	(3)	1	-	-	(2)

Statutory basis	6,528	8,768	15,296	(9,332)	(1,705)	(5,053)	(794)

Notes:
(1)	Reallocation of £21 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £6 million between net interest income and non-interest income to record interest in financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £133 million investment income, of which £107 million is included in net interest income and £26 million in non-interest income. Reallocation of £70 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £105 million between net interest income and non-interest income in respect of funding costs of rental assets, £102 million and to record interest in financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(5)	Comprises £170 million loss included in 'Income from trading activities' and £66 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	988	242	1,230	(653)	-	(140)	437
UK Corporate	772	439	1,211	(518)	-	(181)	512
Wealth	178	125	303	(227)	-	(12)	64
International Banking	234	327	561	(367)	-	(27)	167
Ulster Bank	160	46	206	(128)	-	(323)	(245)
US Retail & Commercial	492	323	815	(558)	-	(28)	229
Markets	32	1,034	1,066	(796)	-	(19)	251
Direct Line Group (1)	68	866	934	(223)	(576)	-	135
Central items	1	110	111	(145)	-	2	(32)

Core	2,925	3,512	6,437	(3,615)	(576)	(728)	1,518
Non-Core (2)	48	(47)	1	(262)	-	(607)	(868)

Managed basis	2,973	3,465	6,438	(3,877)	(576)	(1,335)	650
Reconciling items
Own credit adjustments (3)	-	(518)	(518)	-	-	-	(518)
Asset Protection Scheme (4)	-	(2)	(2)	-	-	-	(2)
Payment Protection Insurance costs	-	-	-	(135)	-	-	(135)
Amortisation of purchased intangible assets	-	-	-	(51)	-	-	(51)
Integration and restructuring costs	-	-	-	(213)	-	-	(213)
Strategic disposals	-	160	160	-	-	-	160
RFS Holdings minority interest	(2)	11	9	(1)	-	-	8

Statutory basis	2,971	3,116	6,087	(4,277)	(576)	(1,335)	(101)

Notes:
(1)
Total income includes £73 million investment income, of which £37 million is included in net interest income and £36 million in non-interest income. Reallocation of £31 million between non-interest income and net interest income in respect of instalment income.

(2)
Reallocation of £38 million between net interest income and non-interest income in respect of funding costs of rental assets, £40 million and to record interest in financial assets and liabilities designated as fair value through profit or loss, £2 million.

(3)	Comprises £271 million loss included in 'Income from trading activities' and £247 million loss included in 'Other operating income' on a statutory basis.
(4)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	266	1,267	(635)	-	(155)	477
UK Corporate	756	445	1,201	(533)	-	(176)	492
Wealth	179	111	290	(235)	-	(10)	45
International Banking (1)	251	291	542	(410)	-	(35)	97
Ulster Bank	165	49	214	(130)	-	(394)	(310)
US Retail & Commercial	496	260	756	(635)	-	(19)	102
Markets (2)	16	1,718	1,734	(908)	-	(2)	824
Direct Line Group (3)	84	882	966	(233)	(649)	-	84
Central items	(5)	(103)	(108)	(2)	-	(34)	(144)

Core	2,943	3,919	6,862	(3,721)	(649)	(825)	1,667
Non-Core (4)	64	205	269	(263)	-	(489)	(483)

Managed basis	3,007	4,124	7,131	(3,984)	(649)	(1,314)	1,184
Reconciling items
Own credit adjustments (5)	-	(2,456)	(2,456)	-	-	-	(2,456)
Asset Protection Scheme (6)	-	(43)	(43)	-	-	-	(43)
Payment Protection Insurance costs	-	-	-	(125)	-	-	(125)
Amortisation of purchased intangible assets	-	-	-	(48)	-	-	(48)
Integration and restructuring costs	-	-	-	(460)	-	-	(460)
Gain on redemption of own debt	-	577	577	-	-	-	577
Strategic disposals	-	(8)	(8)	-	-	-	(8)
RFS Holdings minority interest	(8)	(17)	(25)	-	-	-	(25)

Statutory basis	2,999	2,177	5,176	(4,617)	(649)	(1,314)	(1,404)

Notes:
(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £8 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £90 million of investment income, of which £53 million is included in net interest income and £37 million in non-interest income. Reallocation of £31 million between non-interest income and net interest income in respect of instalment income.

(4)	Reallocation of £51 million between net interest income and non-interest income in respect of funding costs of rental assets.
(5)	Comprises £1,009 million loss included in 'Income from trading activities' and £1,447 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,098	333	1,431	(688)	-	(208)	535
UK Corporate	770	448	1,218	(526)	-	(220)	472
Wealth	168	115	283	(220)	-	(3)	60
International Banking (1)	290	375	665	(412)	-	(104)	149
Ulster Bank	182	51	233	(142)	-	(269)	(178)
US Retail & Commercial	470	279	749	(541)	-	(65)	143
Markets (2)	3	1,165	1,168	(855)	-	14	327
Direct Line Group (3)	89	957	1,046	(203)	(704)	-	139
Central items	(58)	81	23	30	1	2	56

Core	3,012	3,804	6,816	(3,557)	(703)	(853)	1,703
Non-Core (4)	221	745	966	(335)	(90)	(1,411)	(870)

Managed basis	3,233	4,549	7,782	(3,892)	(793)	(2,264)	833
Reconciling items
Own credit adjustments (5)	-	324	324	-	-	-	324
Asset Protection Scheme (6)	-	(168)	(168)	-	-	-	(168)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(733)	(733)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(109)	(109)
Amortisation of purchased intangible assets	-	-	-	(56)	-	-	(56)
Integration and restructuring costs	-	1	1	(209)	-	-	(208)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	50	50	-	-	-	50
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(6)	-	(6)	1	-	-	(5)

Statutory basis	3,227	5,011	8,238	(5,017)	(793)	(3,106)	(678)

Notes:
(1)	Reallocation of £11 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £3 million between net interest income and non-interest income to record interest in financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £69 million investment income, of which £54 million is included in net interest income and £15 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £52 million between net interest income and non-interest income in respect of funding costs of rental assets, £51 million and to record interest in financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(5)	Comprises £96 million gain included in 'Income from trading activities' and £228 million gain included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Total revenue by division

	Half year ended
	30 June 2012			30 June 2011
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	3,277	320	3,597	3,440	204	3,644
UK Corporate	2,541	40	2,581	2,532	39	2,571
Wealth	526	401	927	501	353	854
International Banking	1,409	189	1,598	1,609	204	1,813
Ulster Bank	557	(8)	549	636	2	638
US Retail & Commercial	1,755	68	1,823	1,715	108	1,823
Markets	3,199	2,805	6,004	3,850	3,589	7,439
Direct Line Group	2,296	5	2,301	2,386	4	2,390
Central items	1,270	8,379	9,649	1,459	6,032	7,491

Core	16,830	12,199	29,029	18,128	10,535	28,663
Non-Core	1,322	498	1,820	2,754	171	2,925

Managed basis	18,152	12,697	30,849	20,882	10,706	31,588
Reconciling items
Own credit adjustments	(2,974)	-	(2,974)	(236)		(236)
Asset Protection Scheme	(45)	-	(45)	(637)	-	(637)
Integration and restructuring costs	-	-	-	(5)	-	(5)
Gain on redemption of own debt	577	-	577	255	-	255
Strategic disposals	152	-	152	27	-	27
RFS Holdings minority interest	(4)	-	(4)	(3)	-	(3)
Elimination of intra-group transactions	-	(12,697)	(12,697)	-	(10,706)	(10,706)

Statutory basis	15,858	-	15,858	20,283	-	20,283

Notes (continued)

11. Segmental analysis (continued)

Total revenue by division (continued)

	Quarter ended
	30 June 2012			31 March 2012			30 June 2011
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,627	178	1,805	1,650	142	1,792	1,744	88	1,832
UK Corporate	1,262	22	1,284	1,279	18	1,297	1,249	18	1,267
Wealth	266	190	456	260	211	471	253	185	438
International Banking	709	89	798	700	100	800	833	113	946
Ulster Bank	267	(2)	265	290	(6)	284	309	2	311
US Retail & Commercial	900	32	932	855	36	891	861	52	913
Markets	1,265	1,294	2,559	1,934	1,511	3,445	1,517	1,879	3,396
Direct Line Group	1,138	2	1,140	1,158	3	1,161	1,187	2	1,189
Central items	701	4,478	5,179	569	3,901	4,470	762	3,063	3,825

Core	8,135	6,283	14,418	8,695	5,916	14,611	8,715	5,402	14,117
Non-Core	502	350	852	820	148	968	1,632	116	1,748

Managed basis	8,637	6,633	15,270	9,515	6,064	15,579	10,347	5,518	15,865
Reconciling items
Own credit adjustments	(518)	-	(518)	(2,456)		(2,456)	324	-	324
Asset Protection Scheme	(2)	-	(2)	(43)		(43)	(168)	-	(168)
Integration and restructuring costs	-	-	-	-	-	-	1	-	1
Gain on redemption of own debt	-	-	-	577	-	577	255	-	255
Strategic disposals	160	-	160	(8)	-	(8)	50	-	50
RFS Holdings minority interest	13	-	13	(17)	-	(17)	(6)	-	(6)
Elimination of intra-group transactions	-	(6,633)	(6,633)	-	(6,064)	(6,064)	-	(5,518)	(5,518)

Statutory basis	8,290	-	8,290	7,568	-	7,568	10,803	-	10,803

Notes (continued)

11. Segmental analysis (continued)

Total assets by division

	30 June 2012	31 March 2012	31 December 2011
Total assets	£m	£m	£m

UK Retail	116,849	116,255	114,469
UK Corporate	113,655	113,140	114,237
Wealth	21,285	21,325	21,718
International Banking	61,480	63,719	69,987
Ulster Bank	33,293	33,614	34,810
US Retail & Commercial	75,084	73,693	75,791
Markets	774,443	740,332	826,947
Direct Line Group	13,559	13,430	12,912
Central items	124,120	134,780	130,466

Core	1,333,768	1,310,288	1,401,337
Non-Core	80,590	91,823	104,726

	1,414,358	1,402,111	1,506,063
RFS Holdings minority interest	831	910	804

	1,415,189	1,403,021	1,506,867

12. Discontinued operations and assets and liabilities of disposal groups

(a) Profit/(loss) from discontinued operations, net of tax

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Discontinued operations
Total income	16	17	8	8	9
Operating expenses	(2)	(1)	(1)	(1)	-
Impairment losses	-	11	-	-	11

Profit before tax	14	27	7	7	20
Tax	(5)	(7)	(2)	(3)	(4)

Profit after tax	9	20	5	4	16
Businesses acquired exclusively with a view to disposal
(Loss)/profit after tax	(8)	11	(9)	1	5

Profit/(loss) from discontinued operations, net of tax	1	31	(4)	5	21

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

12. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups

	30 June 2012			31 March 2012 £m	31 December 2011 £m
	UK branch based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	90	50	140	87	127
Loans and advances to banks	-	88	88	112	87
Loans and advances to customers	18,608	1,092	19,700	19,264	19,405
Debt securities and equity shares	-	36	36	5	5
Derivatives	372	4	376	368	439
Intangible assets	-	-	-	15	15
Settlement balances	-	2	2	4	14
Property, plant and equipment	114	1	115	4,609	4,749
Other assets	4	441	445	438	456

Discontinued operations and other disposal groups	19,188	1,714	20,902	24,902	25,297
Assets acquired exclusively with a view to disposal	-	167	167	158	153

	19,188	1,881	21,069	25,060	25,450

Liabilities of disposal groups
Deposits by banks	1	-	1	83	1
Customer accounts	21,729	802	22,531	22,281	22,610
Derivatives	56	5	61	49	126
Settlement balances	-	-	-	-	8
Other liabilities	15	446	461	1,239	1,233

Discontinued operations and other disposal groups	21,801	1,253	23,054	23,652	23,978
Liabilities acquired exclusively with a view to disposal	-	10	10	12	17

	21,801	1,263	23,064	23,664	23,995

The assets and liabilities of disposal groups at 30 June 2012 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses ("UK branch-based businesses").

UK branch-based businesses
Gross loans, Risk elements in lending (REIL) and impairment provisions at 30 June 2012 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,849	197	34
Personal lending	1,782	325	267
Property	5,519	422	136
Construction	562	160	60
Service industries and business activities	4,824	286	153
Other	839	43	42
Latent	-	-	75

Total	19,375	1,433	767

Notes (continued)

13. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately. There have been no reclassifications during H1 2012.

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	78,647				78,647
Loans and advances to banks
- reverse repos	37,165	-	-	540				37,705
- other	18,857	-	-	20,579				39,436
Loans and advances to customers
- reverse repos	59,680	-	-	516				60,196
- other	24,542	206	-	402,355		7,862		434,965
Debt securities	92,194	873	89,336	5,223				187,626
Equity shares	11,019	640	1,432	-				13,091
Settlement balances	-	-	-	15,312				15,312
Derivatives (5)	486,432							486,432
Intangible assets							14,888	14,888
Property, plant and equipment							11,337	11,337
Deferred tax							3,502	3,502
Prepayments, accrued income and other assets	-	-	-	1,490			9,493	10,983
Assets of disposal groups							21,069	21,069

	729,889	1,719	90,768	524,662		7,862	60,289	1,415,189

Liabilities
Deposits by banks
- repos	33,077	-			6,048			39,125
- other	33,615	-			34,004			67,619
Customer accounts
- repos	83,463	-			5,487			88,950
- other	14,356	5,752			392,661			412,769
Debt securities in issue	10,780	30,355			78,720			119,855
Settlement balances	-	-			15,126			15,126
Short positions	38,376	-						38,376
Derivatives (5)	480,745							480,745
Accruals, deferred income and other liabilities	-	-			1,748	16	17,056	18,820
Retirement benefit liabilities							1,791	1,791
Deferred tax							1,815	1,815
Insurance liabilities							6,322	6,322
Subordinated liabilities	-	923			24,673			25,596
Liabilities of disposal groups							23,064	23,064

	694,412	37,030			558,467	16	50,048	1,339,973

Equity								75,216

								1,415,189
For the notes to this table refer to page 99.

Notes (continued)

13. Financial instruments (continued)

Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	82,363				82,363
Loans and advances to banks
- reverse repos	32,232	-	-	2,394				34,626
- other	17,055	-	-	19,009				36,064
Loans and advances to customers
- reverse repos	50,039	-	-	6,464				56,503
- other	24,142	254	-	408,031		7,979		440,406
Debt securities	92,250	818	97,381	5,482				195,931
Equity shares	14,903	784	1,916	-				17,603
Settlement balances	-	-	-	20,970				20,970
Derivatives (5)	453,354							453,354
Intangible assets							14,771	14,771
Property, plant and equipment							11,442	11,442
Deferred tax							3,849	3,849
Prepayments, accrued income and other assets	-	-	-	1,341			8,738	10,079
Assets of disposal groups							25,060	25,060

	683,975	1,856	99,297	546,054		7,979	63,860	1,403,021

Liabilities
Deposits by banks
- repos	26,926	-			14,489			41,415
- other	30,967	-			34,768			65,735
Customer accounts
- repos	68,308	-			18,995			87,303
- other	13,957	5,755			390,495			410,207
Debt securities in issue	10,692	33,317			98,934			142,943
Settlement balances	-	-			17,597			17,597
Short positions	37,322	-						37,322
Derivatives (5)	446,534							446,534
Accruals, deferred income and other liabilities	-	-			1,672	17	18,589	20,278
Retirement benefit liabilities							1,840	1,840
Deferred tax							1,788	1,788
Insurance liabilities							6,251	6,251
Subordinated liabilities	-	1,006			24,507			25,513
Liabilities of disposal groups							23,664	23,664

	634,706	40,078			601,457	17	52,132	1,328,390

Equity								74,631

								1,403,021

For the notes to this table refer to page 99.

Notes (continued)

13. Financial instruments (continued)

Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	-	-	4,781				39,440
- other	20,317	-	-	23,553				43,870
Loans and advances to customers
- reverse repos	53,584	-	-	7,910				61,494
- other	25,322	476	-	419,895		8,419		454,112
Debt securities	95,076	647	107,298	6,059				209,080
Equity shares	12,433	774	1,976	-				15,183
Settlement balances	-	-	-	7,771				7,771
Derivatives (5)	529,618							529,618
Intangible assets							14,858	14,858
Property, plant and equipment							11,868	11,868
Deferred tax							3,878	3,878
Prepayments, accrued income and other assets	-	-	-	1,309			9,667	10,976
Assets of disposal groups							25,450	25,450

	771,009	1,897	109,274	550,547		8,419	65,721	1,506,867

Liabilities
Deposits by banks
- repos	23,342	-			16,349			39,691
- other	34,172	-			34,941			69,113
Customer accounts
- repos	65,526	-			23,286			88,812
- other	14,286	5,627			394,230			414,143
Debt securities in issue	11,492	35,747			115,382			162,621
Settlement balances	-	-			7,477			7,477
Short positions	41,039	-						41,039
Derivatives (5)	523,983							523,983
Accruals, deferred income and other liabilities	-	-			1,683	19	21,423	23,125
Retirement benefit liabilities							2,239	2,239
Deferred tax							1,945	1,945
Insurance liabilities							6,312	6,312
Subordinated liabilities	-	903			25,416			26,319
Liabilities of disposal groups							23,995	23,995

	713,840	42,277			618,764	19	55,914	1,430,814

Equity								76,053

								1,506,867
Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

13. Financial instruments (continued)

Valuation reserves
Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. Certain credit derivative product companies (CDPC) exposures were restructured during the first half of the year and the CVA methodology applied to these exposures was updated to reflect the revised risk mitigation strategy that is now in place. There were no changes to other valuation methodologies.

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The following table shows credit valuation adjustments and other reserves.

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

CVA
- Monoline insurers	481	991	1,198
- Credit derivative product companies	479	624	1,034
- Other counterparties	2,334	2,014	2,254

	3,294	3,629	4,486
Bid-offer, liquidity and other reserves	2,207	2,228	2,704

Valuation reserves	5,501	5,857	7,190

Key points

30 June 2012 compared with 31 December 2011
•
The gross exposure to monolines reduced in the first half of the year from £1.9 billion to £0.9 billion primarily due to trade restructurings and unwinds and an increase in underlying asset prices. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 63% to 51%) due to the impact of restructurings and unwinds as well as tighter credit spreads.

•
The exposure to CDPCs decreased from £1.9 billion to £1.1 billion. This was primarily driven by tighter credit spreads of underlying reference instruments, together with the impact of restructuring certain exposures. The CVA decreased on an absolute basis in line with the decrease in exposure and also on a relative basis (from 55% to 42%) due to the restructuring of certain exposures.

•
The CVA held against exposure to other counterparties increased primarily due to counterparty rating downgrades and increased weighted average life assumptions, partially offset by tighter credit spreads.

•
Within other reserves, bid-offer reserves decreased due to risk reduction and the impact of Greek government debt restructuring. Other reserves were also lower across a range of businesses and products.

Notes (continued)

13. Financial instruments (continued)

Key points (continued)

30 June 2012 compared with 31 March 2012
•
The gross exposure to monolines reduced from £1.6 billion to £0.9 billion primarily due to trade restructurings and unwinds. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 60% to 51%) due to the impact of trade restructurings and unwinds.

•
The exposure to CDPCs was stable as the impact of restructuring certain exposures was offset by wider credit spreads. The CVA decreased on a total basis and also on a relative basis (from 56% to 42%) due to restructuring of certain exposures.

•	Other counterparty CVA increased primarily due to counterparty rating downgrades, increased weighted average life assumptions and wider credit spreads.

Own credit
The following table shows the cumulative own credit adjustment recorded on securities classified as fair value through profit or loss and derivative liabilities. There have been some refinements to methodologies during the first half of the year, but they did not have a material overall impact on cumulative own credit adjustment.

Cumulative own credit adjustment (1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

30 June 2012	(323)	1,040	717	572	1,289	452	1,741
31 March 2012	91	1,207	1,298	520	1,818	466	2,284
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2012	10.8	30.3	41.1	0.9	42.0
31 March 2012	10.7	33.3	44.0	1.0	45.0
31 December 2011	11.5	35.7	47.2	0.9	48.1

Notes:
(1)
The own credit fair value adjustment does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.

(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	The total own credit adjustment decreased significantly during the first half of the year reflecting tightening of credit spreads.
•
Senior issued debt valuation adjustments are determined with reference to secondary debt issuance spreads. At 30 June 2012, the five year level tightened to 246 basis points from 451 basis points at the year end, reflecting strengthened investor perceptions.

•
Significant tightening of credit spreads, buy-backs exceeding issuances and the impact of buying back certain securities at lower spreads than at issuance, resulted in overall negative own credit adjustment in respect of HFT debt securities at 30 June 2012.

•	Derivative liability own credit adjustment decreased as credit default swaps spreads tightened.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3.

A detailed explanation of the valuation techniques and sensitivity analysis methodology are set out in the Group's 2011 Annual Report and Accounts on pages 345 to 358.

	30 June 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	37.2	-	37.2	-	-
- collateral	-	18.3	-	18.3	-	-
- other	-	0.2	0.4	0.6	30	(50)

	-	55.7	0.4	56.1	30	(50)

Loans and advances to customers
- reverse repos	-	59.7	-	59.7	-	-
- collateral	-	22.2	-	22.2	-	-
- other	-	2.2	0.3	2.5	80	(20)

	-	84.1	0.3	84.4	80	(20)

Debt securities
- UK government	18.3	-	-	18.3	-	-
- US government	33.6	6.1	-	39.7	-	-
- other government	43.0	11.2	-	54.2	-	-
- corporate	-	4.8	0.2	5.0	20	(20)
- other financial institutions	1.8	57.8	5.6	65.2	370	(220)

	96.7	79.9	5.8	182.4	390	(240)

Equity shares	10.6	1.5	1.0	13.1	140	(150)

Derivatives
- foreign exchange	-	60.4	1.4	61.8	170	(70)
- interest rate	0.1	399.7	0.7	400.5	50	(50)
- equities and commodities	-	5.5	0.2	5.7	-	-
- credit	-	15.6	2.8	18.4	490	(330)

	0.1	481.2	5.1	486.4	710	(450)

	107.4	702.4	12.6	822.4	1,350	(910)

Proportion	13.1%	85.4%	1.5%	100%

Of which
Core	107.0	693.0	5.7	805.7
Non-Core	0.4	9.4	6.9	16.7

	107.4	702.4	12.6	822.4

For the notes to this table refer to page 108.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	32.2	-	32.2	-	-
- collateral	-	16.4	-	16.4	-	-
- other	-	0.3	0.4	0.7	30	(50)

	-	48.9	0.4	49.3	30	(50)

Loans and advances to customers
- reverse repos	-	50.0	-	50.0	-	-
- collateral	-	21.2	-	21.2	-	-
- other	-	2.9	0.3	3.2	80	(20)

	-	74.1	0.3	74.4	80	(20)

Debt securities
- UK government	18.7	-	-	18.7	-	-
- US government	32.8	4.8	-	37.6	-	-
- other government	49.4	8.3	-	57.7	-	-
- corporate	-	5.0	0.3	5.3	20	(20)
- other financial institutions	2.0	63.6	5.5	71.1	450	(130)

	102.9	81.7	5.8	190.4	470	(150)

Equity shares	14.7	2.0	0.9	17.6	130	(140)

Derivatives
- foreign exchange	-	61.5	1.8	63.3	120	(120)
- interest rate	0.2	364.5	0.9	365.6	70	(90)
- equities and commodities	0.1	5.8	0.2	6.1	-	-
- credit	-	15.5	2.9	18.4	540	(280)

	0.3	447.3	5.8	453.4	730	(490)

	117.9	654.0	13.2	785.1	1,440	(850)

Proportion	15.0%	83.3%	1.7%	100%

Of which
Core	117.4	643.2	6.2	766.8
Non-Core	0.5	10.8	7.0	18.3

	117.9	654.0	13.2	785.1

For the notes to this table refer to page 108.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	34.7	-	34.7	-	-
- collateral	-	19.7	-	19.7	-	-
- other	-	0.2	0.4	0.6	40	(50)

	-	54.6	0.4	55.0	40	(50)

Loans and advances to customers
- reverse repos	-	53.6	-	53.6	-	-
- collateral	-	22.0	-	22.0	-	-
- other	-	3.4	0.4	3.8	80	(20)

	-	79.0	0.4	79.4	80	(20)

Debt securities
- UK government	22.4	-	-	22.4	-	-
- US government	35.5	5.0	-	40.5	-	-
- other government	53.9	8.7	-	62.6	-	-
- corporate	-	5.0	0.5	5.5	30	(30)
- other financial institutions	3.0	61.6	7.4	72.0	560	(180)

	114.8	80.3	7.9	203.0	590	(210)

Equity shares	12.4	1.8	1.0	15.2	140	(130)

Derivatives
- foreign exchange	-	72.9	1.6	74.5	100	(100)
- interest rate	0.2	420.8	1.1	422.1	80	(80)
- equities and commodities	-	5.9	0.2	6.1	-	-
- credit	-	23.1	3.8	26.9	680	(400)

	0.2	522.7	6.7	529.6	860	(580)

	127.4	738.4	16.4	882.2	1,710	(990)

Proportion	14.4%	83.7%	1.9%	100%

Of which
Core	126.9	724.5	7.2	858.6
Non-Core	0.5	13.9	9.2	23.6

	127.4	738.4	16.4	882.2

For the notes to this table refer to page 108.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)
The following tables detail AFS assets included within debt securities and equity shares on pages 102 to 104.

					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

30 June 2012
Debt securities
- UK government	11.9	-	-	11.9	-	-
- US government	17.3	2.8	-	20.1	-	-
- other government	12.3	5.2	-	17.5	-	-
- corporate	-	2.5	0.1	2.6	10	(10)
- other financial institutions	0.2	33.3	3.7	37.2	210	(100)

	41.7	43.8	3.8	89.3	220	(110)
Equity shares	0.2	0.7	0.5	1.4	90	(90)

	41.9	44.5	4.3	90.7	310	(200)

Of which
Core	41.9	43.0	0.7	85.6
Non-Core	-	1.5	3.6	5.1

	41.9	44.5	4.3	90.7

31 March 2012

Debt securities
- UK government	11.9	-	-	11.9	-	-
- US government	18.0	2.6	-	20.6	-	-
- other government	16.4	3.6	-	20.0	-	-
- corporate	-	2.1	0.1	2.2	10	(10)
- other financial institutions	0.1	38.4	4.2	42.7	260	(30)

	46.4	46.7	4.3	97.4	270	(40)
Equity shares	0.3	1.2	0.4	1.9	70	(80)

	46.7	47.9	4.7	99.3	340	(120)

Of which
Core	46.6	45.8	0.6	93.0
Non-Core	0.1	2.1	4.1	6.3

	46.7	47.9	4.7	99.3

31 December 2011

Debt securities
- UK government	13.4	-	-	13.4	-	-
- US government	18.1	2.7	-	20.8	-	-
- other government	21.6	4.0	-	25.6	-	-
- corporate	-	2.3	0.2	2.5	10	(10)
- other financial institutions	0.2	39.3	5.5	45.0	310	(50)

	53.3	48.3	5.7	107.3	320	(60)
Equity shares	0.3	1.3	0.4	2.0	70	(70)

	53.6	49.6	6.1	109.3	390	(130)

Of which
Core	53.6	46.9	0.6	101.1
Non-Core	-	2.7	5.5	8.2

	53.6	49.6	6.1	109.3

For the notes to this table refer to page 108.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	33.1	-	33.1	-	-
- collateral	-	31.9	-	31.9	-	-
- other	-	1.6	0.1	1.7	-	(90)

	-	66.6	0.1	66.7	-	(90)

Customer accounts
- repos	-	83.5	-	83.5	-	-
- collateral	-	9.8	-	9.8	-	-
- other	-	10.3	-	10.3	20	(20)

	-	103.6	-	103.6	20	(20)

Debt securities in issue	-	38.3	2.8	41.1	70	(70)

Short positions	32.4	5.9	0.1	38.4	20	(20)

Derivatives
- foreign exchange	-	70.1	0.7	70.8	110	(30)
- interest rate	0.2	382.4	0.5	383.1	40	(40)
- equities and commodities	-	8.5	0.8	9.3	10	(10)
- credit	-	16.4	1.1	17.5	50	(80)

	0.2	477.4	3.1	480.7	210	(160)

Subordinated liabilities	-	0.9	-	0.9	-	-

	32.6	692.7	6.1	731.4	320	(360)

Proportion	4.5%	94.7%	0.8%	100%

Of which
Core	32.6	688.4	5.8	726.8
Non-Core	-	4.3	0.3	4.6

	32.6	692.7	6.1	731.4

For the notes to this table refer to page 108.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	26.9	-	26.9	-	-
- collateral	-	29.4	-	29.4	-	-
- other	-	1.6	-	1.6	-	(70)

	-	57.9	-	57.9	-	(70)

Customer accounts
- repos	-	68.3	-	68.3	-	-
- collateral	-	8.8	-	8.8	-	-
- other	-	10.9	-	10.9	30	(30)

	-	88.0	-	88.0	30	(30)

Debt securities in issue	-	41.8	2.2	44.0	60	(60)

Short positions	31.4	5.7	0.2	37.3	-	(30)

Derivatives
- foreign exchange	-	68.6	1.0	69.6	50	(50)
- interest rate	0.2	348.7	0.7	349.6	70	(60)
- equities and commodities	-	8.9	0.8	9.7	10	(10)
- credit - APS (2)	-	-	0.1	0.1	50	-
- credit - other	-	16.4	1.2	17.6	60	(90)

	0.2	442.6	3.8	446.6	240	(210)

Subordinated liabilities	-	1.0	-	1.0	-	-

	31.6	637.0	6.2	674.8	330	(400)

Proportion	4.7%	94.4%	0.9%	100%

Of which
Core	31.6	632.7	5.8	670.1
Non-Core	-	4.3	0.4	4.7

	31.6	637.0	6.2	674.8

For the notes to this table refer to page 108.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	23.3	-	23.3	-	-
- collateral	-	31.8	-	31.8	-	-
- other	-	2.4	-	2.4	-	-

	-	57.5	-	57.5	-	-

Customer accounts
- repos	-	65.5	-	65.5	-	-
- collateral	-	9.2	-	9.2	-	-
- other	-	10.8	-	10.8	20	(20)

	-	85.5	-	85.5	20	(20)

Debt securities in issue	-	45.0	2.2	47.2	80	(60)

Short positions	34.4	6.3	0.3	41.0	10	(100)

Derivatives
- foreign exchange	-	80.5	0.4	80.9	30	(20)
- interest rate	0.4	405.5	1.1	407.0	80	(90)
- equities and commodities	-	8.9	0.5	9.4	10	(10)
- credit - APS (2)	-	-	0.2	0.2	300	(40)
- credit - other	-	24.9	1.6	26.5	80	(130)

	0.4	519.8	3.8	524.0	500	(290)

Subordinated liabilities	-	0.9	-	0.9	-	-

	34.8	715.0	6.3	756.1	610	(470)

Proportion	4.6%	94.6%	0.8%	100%

Of which
Core	34.8	708.9	5.7	749.4
Non-Core	-	6.1	0.6	6.7

	34.8	715.0	6.3	756.1

Notes:
(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

(2)	Asset Protection Scheme.

Notes (continued)

13. Financial instruments (continued)

Movement in level 3 portfolios

	1 January 2012	(Losses)/ gains			Purchases and issues	Sales and settlements	FX (2)	30 June 2012	Gains/(losses) recorded in the income statement relating to instruments held at 30 June 2012
			Level 3 transfers
			In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	760	(1)	5	(16)	69	(82)	(3)	732	(5)
Debt securities	2,243	181	546	(86)	367	(1,301)	(4)	1,946	43
Equity shares	573	8	33	(27)	134	(193)	(6)	522	4
Derivatives	6,732	(933)	26	(259)	372	(772)	(26)	5,140	(1,002)

	10,308	(745)	610	(388)	942	(2,348)	(39)	8,340	(960)

AFS:
Debt securities	5,697	106	86	(410)	-	(1,637)	1	3,843	(67)
Equity shares	395	63	20	-	9	(12)	(8)	467	7

	6,092	169	106	(410)	9	(1,649)	(7)	4,310	(60)

	16,400	(576)	716	(798)	951	(3,997)	(46)	12,650	(1,020)

Liabilities
Deposits	22	49	-	-	-	-	(1)	70	(7)
Debt securities in issue	2,199	34	107	(79)	827	(328)	(9)	2,751	34
Short positions	291	(155)	-	-	33	(21)	1	149	90
Derivatives	3,811	(437)	92	(206)	390	(542)	(18)	3,090	(668)
Other	-	-	-	-	-	-	-	-	-

	6,323	(509)	199	(285)	1,250	(891)	(27)	6,060	(551)

Net losses (1)		(67)							(469)

Notes:
(1)	Losses of £176 million and gains of £109 million were recognised in the income statement and statement of comprehensive income during the first half of 2012.
(2)	Foreign exchange movements.

Notes (continued)

14. Available-for-sale reserve

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(957)	(2,037)	(439)	(957)	(2,063)
Unrealised losses on Greek sovereign debt	-	(842)	-	-	(842)
Impairment of Greek sovereign debt	-	842	-	-	842
Other unrealised net gains	1,152	1,785	428	724	1,623
Realised net gains	(582)	(413)	(370)	(212)	(216)
Tax	(63)	(361)	(69)	6	(370)

At end of period	(450)	(1,026)	(450)	(439)	(1,026)

The H1 2012 movement in available-for-sale reserve primarily reflects unrealised net gains on securities of £1,158 million, largely as yields tightened on German, US and UK sovereign bonds.

In Q2 2011, as a result of the deterioration in Greece's fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £224 million were recorded in Q4 2011.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group's sovereign exposures to these countries were not considered impaired at 30 June 2012.

15. Contingent liabilities and commitments

	30 June 2012			31 March 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	21,706	802	22,508	22,660	921	23,581	23,702	1,330	25,032
Other contingent liabilities	11,234	232	11,466	11,582	223	11,805	10,667	245	10,912

	32,940	1,034	33,974	34,242	1,144	35,386	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	221,091	6,941	228,032	225,237	11,575	236,812	227,419	12,544	239,963
Other commitments	1,303	70	1,373	666	1,919	2,585	301	2,611	2,912

	222,394	7,011	229,405	225,903	13,494	239,397	227,720	15,155	242,875

Total contingent liabilities and commitments	255,334	8,045	263,379	260,145	14,638	274,783	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

16. Litigation, investigations and reviews
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2012.

Other than as set out in the following sub-sections of this Note entitled 'Litigation' and 'Investigations and reviews', no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group.

In each of the material legal proceedings, investigations and reviews described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on the Group. However, in the event that any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Litigation
Set out below are descriptions of the material legal proceedings involving the Group.

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

Notes (continued)

16. Litigation, investigations and reviews (continued)
In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. The Group recently submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased. As a result, the Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions. Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac).

Notes (continued)

16. Litigation, investigations and reviews (continued)
The primary FHFA lawsuit pending in the federal court in Connecticut relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees' Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material. In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the Group are set out under 'Investigations and reviews' on page 115.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
RBS Citizens Financial Group, Inc (RBS Citizens) and its affiliates were among more than thirty banks named as defendants in US class action lawsuits alleging that the manner in which defendant banks posted transactions to consumer accounts caused customers to incur excessive overdraft fees. The complaints against RBS Citizens, which concern the period between 2002 and 2010 and were consolidated into one case, alleged that this conduct violated its duty of good faith and fair dealing, was unconscionable and constituted an unfair trade practice and a conversion of customers' funds. RBS Citizens has agreed to settle this matter for US$137.5 million and, as a result, the matter has been stayed. The Group has made a provision for the settlement although payment has not yet been made, pending court approval. If the settlement is given final approval by the United States District Court for the Southern District of Florida, consumers who do not opt out of the settlement will be deemed to have released any claims related to the allegations in the lawsuits.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant government and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have a significant effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

The Group is co-operating fully with the investigations, reviews and proceedings described below.

LIBOR
The Group continues to co-operate fully with investigations by various governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other interest rates. The relevant authorities include, amongst others, the US Commodity Futures Trading Commission, the US Department of Justice (Fraud Division), the FSA and the Japanese Financial Services Agency. The Group has dismissed a number of employees for misconduct as a result of its investigations into these matters.

The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission, Department of Justice (Antitrust Division) and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other interest rates, as well as interest rate-related trading. The Group is also co-operating fully with these investigations.

It is not possible to reliably measure what effect these investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of fines or settlements.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Technology incident
On 19 June 2012, the Group was affected by a technology incident as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident is being investigated by independent external counsel with the assistance of third party advisors, who have been instructed to carry out an independent review. The Group has agreed to reimburse customers for any loss suffered as a result of the incident and has made a provision of £125 million in its Q2 2012 results for this matter. Additional costs may arise once all redress and business disruption items are clear and a further update will be given in Q3.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the Group could become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were sold structured collars. The Group has made a provision of £50 million in its Q2 2012 results for the redress it expects to offer to these customers. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

The Group will also write to non-sophisticated customers classified as retail clients sold other interest rate products (other than interest rate caps) on or after 1 December 2001 offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps will be entitled to approach the Group and request a review. At this stage, the Group is not able to estimate reliably the cost of redress for these customers.

The redress exercise and the past business review will be scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected in the second half of 2012. The Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group's consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) in March 2008, and the Group intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC advised it would no longer investigate the non-compliance issue. The General Court heard MasterCard's appeal in July 2011 and issued its judgment on 24 May 2012, upholding the EC's original decision. The Group understands that MasterCard will appeal further and is awaiting confirmation of the basis of such appeal.

Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. In March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and in April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions.

Notes (continued)

16. Litigation, investigations and reviews (continued)
In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. In February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court's judgment. The OFT has advised that it is currently reviewing the implications of the European General Court judgment for its own investigations and that it will issue a project update in due course.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group's business in this sector.

Payment Protection Insurance
In January 2009, the Competition Commission (CC) announced its intention to order a range of remedies in relation to Payment Protection Insurance (PPI), including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). In October 2010, the CC published its final decision on remedies which confirmed the point of sale prohibition. In March 2011, the CC issued a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies came into force in two parts, in October 2011 and April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then recorded an additional provision of £850 million in respect of PPI. In the first half of 2012 an additional provision of £260 million was recorded, with an overall total of £1.3 billion accrued as at 30 June 2012. During 2011, the Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the PCA market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

Notes (continued)

16. Litigation, investigations and reviews (continued)
On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and PCA providers to address the OFT's concerns about transparency and switching, following its market study. PCA providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to review the market again fully in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. In March 2011, the OFT published its update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

In May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the Group.

Notes (continued)

16. Litigation, investigations and reviews (continued)
On 13 July 2012, the OFT launched its planned review of the PCA market. The review will look at whether the initiatives agreed by the OFT with banks have been successful. The OFT has also announced a wider programme of work on retail banking and will consider the operation of the payment systems and the banking market for SMEs. The PCA review and wider programme of work are aimed at informing the OFT's response to the Independent Commission on Banking's recommendation that the OFT consider making a reference to the Competition Commission by 2015 if it had not already done so and if sufficient improvements in the market have not been made by that time.

Private motor insurance
In December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT issued its report on 31 May 2012 and has advised that it believes there are features of the market that potentially restrict, distort or prevent competition in the market and that would merit a referral to the Competition Commission (CC). The OFT's particular focus is on credit hire replacement vehicles and third party vehicle repairs. Following publication of the consultation, which closed on 6 July 2012, the Group is awaiting the OFT's decision on whether to refer the market to the CC.If a referral is made, this is likely to take place in the second half of 2012. At this stage, it is not possible to estimate with any certainty the effect the market study and any related developments may have on the Group.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (Final Report). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011, the UK Government published a response to the Final Report (the 'Response'), reaffirming its intention to accept the majority of the ICB's recommendations. The Government agreed that "vital banking services - in particular the taking of retail deposits - should only be provided by 'ring-fenced banks', and that these banks should be prohibited from undertaking certain investment banking activities." It also broadly accepted the ICB's recommendations on loss absorbency and on competition.

Following an extensive first consultation, the UK Government published a White Paper on 14 June 2012 (White Paper), setting out its more detailed proposals for implementing the ICB's recommendations. Its intention remains to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and for banks to comply with all the measures proposed in the paper by 2019, as the ICB recommended. The Government also reaffirmed its determination that changes to the account switching process should be completed by September 2013, as already scheduled. A further period of consultation has now been established, which runs until 6 September 2012.

The content of the White Paper was broadly in line with expectations following the Response, with ring-fencing to be implemented as set out in the ICB recommendations and loss-absorbency requirements also largely consistent.

Notes (continued)

16. Litigation, investigations and reviews (continued)
With regard to the competition aspects, the White Paper supports the Payment Council proposals to increase competition by making account switching easier and confirms that the Bank of England and the FSA will publish reviews on how prudential standards and conduct requirements can be a barrier to market entry. The White Paper also urges the OFT to consider what further transparency measures would be appropriate during its review of the PCA market in the second half of this year and a consultation regarding the structure of UK Payments Council is recommended.

While the UK Government's White Paper provides some additional detail, until the further consultation is concluded and significantly more is known on the precise detail of the legislative and regulatory framework it is not possible to estimate the potential impact of these measures with any level of precision.

The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the proposals set out in the White Paper, the effects of which could have a negative impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation is in its preliminary stages and it is not possible to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide requested information.

Notes (continued)

16. Litigation, investigations and reviews (continued)
In September 2010, RBS subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General continues. Whilst it is difficult to predict the final outcome of this investigation, it is not expected to have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

US mortgages - loan repurchase matters
The Group's Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of June 2012, M&IB N.A. received approximately US$512 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A..

However, repurchase demands presented to M&IB N.A. are subject to challenge and, to date, M&IB N.A. has rebutted a significant percentage of these claims.

RBS Citizens has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and the end of June 2012, RBS Citizens received US$69.1 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and, to date, RBS Citizens has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

Notes (continued)

16. Litigation, investigations and reviews (continued)
The volume of repurchase demands is increasing and is expected to continue to increase, and the Group cannot currently estimate what the ultimate exposure of M&IB N.A. or RBS Citizens may be. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the Group's US operations and RBS and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order (the Order) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS plc and RBS N.V. branches in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS and its subsidiaries, could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (EVRF) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011 the FSA revised the investigation start date to December 2003.

Notes (continued)

16. Litigation, investigations and reviews (continued)
On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million. The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product. This review is being overseen by an independent third party and considers the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008. For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 26 March 2012, the FSA published a Final Notice that it had reached a settlement with Coutts & Co under which Coutts agreed to pay a fine of £8.75 million. This follows an investigation by the FSA into Coutts & Co's anti-money laundering (AML) systems and controls in relation to high risk clients. The fine relates to historic activity undertaken between December 2007 and November 2010.

Coutts & Co has cooperated fully and openly with the FSA throughout the investigation. Coutts & Co has accepted the findings contained in the FSA's Final Notice regarding certain failures to meet the relevant regulatory standards between December 2007 and November 2010. Coutts & Co has found no evidence that money laundering took place during that time.

Since concerns were first identified by the FSA, Coutts & Co has enhanced its client relationship management process which included a review of its AML procedures, and is confident in its current processes and procedures.

On 18 January 2012, the FSA published its Final Notice having reached a settlement with U K Insurance Limited for breaches of Principle 2 by Direct Line and Churchill (the Firms), under which U K Insurance Limited agreed to pay a fine of £2.17 million. The Firms were found to have acted without due skill, care and diligence in the way that they responded to the FSA's request to provide it with a sample of their closed complaint files. The Firms' breaches of Principle 2 did not result in any customer detriment.

In March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. With respect to the latter inquiry, in March 2012, the SEC communicated to the Group that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

17. Other developments
Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

Notes (continued)

17. Other developments (continued)
It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of substantially all of the UK business was completed during Q4 2011. A large part of the remainder of the Proposed Transfers is expected to have taken place by the end of 2012.

On 26 March 2012, the Boards of The Royal Bank of Scotland Group plc (RBSG), RBS plc, RBS Holdings N.V., RBS N.V. and RBS II B.V. announced that (1) RBS N.V. (as the demerging company) and RBS II B.V. (as the acquiring company) filed a proposal with the Dutch Trade Register for a legal demerger and (2) following a preliminary hearing at the Court of Session in Scotland, RBS plc and RBS II B.V. made filings with Companies House in the UK and the Dutch Trade Register respectively for a proposed cross-border merger of RBS II B.V. into RBS plc ("the Dutch Scheme").

Upon implementation of these proposals, a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. will be transferred to RBS plc. Implementation will be by the demerger of the transferring businesses into RBS II B.V. by way of a Dutch statutory demerger followed by the merger of RBS II B.V. into RBS plc through a cross-border merger. RBS plc and RBS N.V. have discussed the transfer in detail with De Nederlandsche Bank and the Financial Services Authority.

On 18 June 2012, the Court of Session in Scotland made an order approving the completion of the Merger. This order fixed the effective date of the Merger and its effects as 9 July 2012.

On 4 July 2012, it was announced that RBSG, RBS plc, RBS Holdings N.V., RBS N.V. and RBS II B.V. had decided that, as a result of technology issues which affected the RBS Group in the UK and Ireland, it would be prudent to defer the implementation of the Dutch Scheme. On 20 July 2012, it was announced that the Dutch Scheme is now expected to be implemented on 10 September 2012, subject to (among other matters) regulatory approvals and the approval of the Court of Session in Scotland.

Rating agencies
On 15 February 2012, the rating agency Moody's Investor Service ("Moody's") placed on review for possible downgrade, or extended reviews on, the ratings of 114 European banks and 17 firms with global capital markets activities. Included in the rating reviews were the ratings of RBS and certain subsidiaries. Moody's cited three reasons for their reviews across all of the affected firms; (i) the adverse and prolonged impact of the euro area crisis; (ii) the deteriorating creditworthiness of euro area sovereigns; and (iii) the substantial challenges faced by banks and securities firms with significant capital market activities.

On 22 February 2012, Moody's also placed on review for possible downgrade selected ratings of North American bank subsidiaries of European banks. Included in these rating actions were the ratings of RBS Citizens, N.A. and Citizens Bank of Pennsylvania.

Notes (continued)

17. Other developments (continued)
Moody's completed its ratings review on the Group on 21 June 2012. As a result the agency downgraded RBS Group plc's long-term ratings by one-notch to 'Baa1' from 'A3' (short-term ratings were affirmed unchanged at 'P-2') whilst downgrading ratings of RBS plc, NatWest Plc, RBS N.V., RBS Citizens, N.A. and Citizens Bank of Pennsylvania by one-notch: long term ratings to 'A3' from 'A2' and short term ratings to 'P-2' from 'P-1'. The long term ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded by one-notch to 'Baa2' from 'Baa1' whilst the short-term ratings of these entities were affirmed as unchanged at 'P-2'.

The outlook on RBS plc's standalone rating ('D'+/'baa3') is now stable reflecting Moody's view that capital markets-related risk factors have now been fully incorporated into the bank's standalone rating. The outlook on RBS plc's long-term rating is negative (in line with other large UK banks) reflecting Moody's' view that government support for large UK banks may be lowered in the medium term.

There was very limited impact from these downgrades given the underlying robust improvement in the Group's liquidity, funding and capital position.

On 17 July 2012, Fitch affirmed its ratings on the Group and its subsidiaries. Fitch's ratings outlooks were also affirmed as unchanged at this time except for the outlook on Ulster Bank Ireland Ltd which was changed to Negative from Stable. This Negative outlook is in line with the outlook on the sovereign (Republic of Ireland).

No material rating actions have been undertaken on the Group or its subsidiaries by Standard & Poor's since the start of the year.

Current Group and subsidiary ratings are shown in the table below.

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

RBS plc	A3	P-2	A	A-1	A	F1

NatWest Plc	A3	P-2	A	A-1	A	F1

RBS N.V.	A3	P-2	A	A-1	A	F1

RBS Citizens, N.A/Citizens Bank of Pennsylvania	A3	P-2	A	A-1	A-	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

Additionally, U K Insurance Limited has an insurance financial strength rating of 'A2' from Moody's and an insurer financial strength rating of 'A' from S&P. Both agencies have assigned a stable outlook to the company.

Notes (continued)

18. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm's length basis.

Asset Protection Scheme
The Group is party to the UK Government's Asset Protection Scheme (APS). Under the APS the Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from Her Majesty's Treasury. The contract is accounted for as a derivative financial instrument and recognised as a liability at a fair value of £25 million (31 December 2011 - £231 million). Changes in fair value of £45 million (2011 - £906 million) were charged to profit or loss (Income from trading activities).

Government credit and asset-backed securities guarantee schemes
Under these schemes the UK Government guarantees eligible debt issued by qualifying institutions for a fee. During the first half of 2012 the Group repaid all its borrowings under these schemes. At 31 December 2011, the amount outstanding was £21.3 billion.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

National Loan Guarantee Scheme
Under the UK Government's National Loan Guarantee Scheme, launched on 20 March 2012, eligible customers receive a 1 per cent discount on their funding rate. Up to 30 June 2012, the Group had provided loans and asset finance facilities of £470 million under this scheme.

The Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group's related party transactions for the year ended 31 December 2011 are included in the Group's 2011 Annual Report and Accounts.

Notes (continued)

19. Date of approval
This announcement was approved by the Board of directors on 2 August 2012.

20. Post balance sheet events
There have been no significant events between 30 June 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary